November 17, 2023

Ms. Myra Moosariparambil
Division of Corporation Finance

Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Osisko Gold Royalties Ltd Form 40-F for the Fiscal Year Ended December 31, 2022 Filed March 30, 2023 File No. 001-37814

Dear Ms. Moosariparambil,

This letter responds to the comments of the staff of the Securities and Exchange Commission set forth in its November 3, 2023 letter regarding the above-referenced Form 40-F. For your convenience, the staff’s comments are included below in bold-face type followed by our responses.

Form 40-F for the Fiscal Year Ended December 31, 2022

Exhibit 99.2. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 31. Deconsolidation of Osisko Development and discontinued operations, page 59

Staff Comment:

We note you deconsolidated Osisko Development effective September 30, 2022, following certain changes made to your investment agreement with Osisko Development. Please further clarify the changes made to the investment agreement that resulted in your decision to deconsolidate Osisko Development as of September 30, 2022. In this regard, we note that you continued to consolidate Osisko Development in your June 30, 2022 interim financial statements despite carrying a reduced ownership in this entity of 44.1% at that time. Please clearly explain why you believe the changes in the investment agreement resulted in a loss of control in accordance with paragraphs 7 and 8 of IFRS 10.

1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec, Canada H3B 2S2 Telephone (514) 940-0670 - Fax (514) 940-0669 www.osiskogr.com

Response:

In November 2020, Osisko Gold Royalties Ltd (“Osisko Gold Royalties”) completed the spin out transaction of its mining assets and certain equity investments to Osisko Development Corp. (“Osisko Development”), a newly created company engaged in the exploration, evaluation and development of mining projects in Canada, the United States and Mexico.

Immediately following the spin out transaction and the related concurrent financing completed by Osisko Development on November 25, 2020, Osisko Gold Royalties held an 88.0% interest in Osisko Development, which was further diluted to a 75.1% interest by December 31, 2021 following the closing of additional financings. By the end of June 30, 2022, the interest had been diluted to 44.1% following the completion of multiple equity financings by Osisko Development and its acquisition of Tintic Consolidated Metals LLC in May 2022 (the “Tintic Acquisition”).

On November 25, 2020, Osisko Gold Royalties and Osisko Development entered into an investment agreement (the “Investment Agreement”) providing for certain rights and obligations in connection with the conduct of business and governance matters, including nomination rights, participation rights and catch-up rights (anti-dilutive clauses). The Investment Agreement was amended on September 30, 2022 (the “Amendment”) to reduce the nomination rights of Osisko Gold Royalties on the board of directors of Osisko Development, and to terminate the participation and catch-up rights.

Under IFRS 10, Consolidated Financial Statements, control exists when the investor has power, exposure to variable returns and the ability to use that power to affect its returns from the investee, as defined under Paragraph 7 of IFRS 10:

[…] an investor controls an investee if and only if the investor has all the following:

(a) power over the investee;

(b) exposure, or rights, to variable returns from its involvement with the investee; and

(c) the ability to use its power over the investee to affect the amount of the investor’s returns.

Paragraph 8 of IFRS 10 also states that:

An investor shall consider all facts and circumstances when assessing whether it controls an investee. The investor shall reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed in paragraph 7.

The changes in ownership that occurred during the second quarter of 2022, followed by other changes in the relationship between Osisko Gold Royalties and Osisko Development that occurred during the third quarter of 2022, more specifically the modifications to the Investment Agreement with respect to the reduction in the nomination rights on the board of directors and the termination of the participation and catch-up rights, were assessed both at the end of the second and third quarters of 2022 to determine if there was a change in one of the three elements of control under paragraph 7 of IFRS 10.

A)	Power over the investee

Osisko Gold Royalties’ ownership of Osisko Development decreased to a 44.1% interest at the end of May 2022, following the closing of multiple equity financings and the Tintic Acquisition. This fact alone was not considered sufficient to support the deconsolidation of Osisko Development in the second quarter of 2022 as Osisko Gold Royalties continued to have certain rights under the Investment Agreement, including participation and catch-up rights. The catch-up rights allowed Osisko Gold Royalties to re-increase its ownership to a 52.5% interest at the end of the second quarter of 2022, or at any time during the third quarter of 2022. As of June 30, 2022, Osisko Gold Royalties still had the right to nominate 50% of the members of the board of directors of Osisko Development, or 50%+1 if the catch-up rights were exercised, and therefore, retained substantive power over Osisko Development which led to the conclusion that control over Osisko Development had been retained.

However, on September 30, 2022 upon entry into the Amendment, Osisko Gold Royalties and Osisko Development made certain changes to the Investment Agreement, which included the termination of the participation and catch-up rights. Such changes eliminated the possibility that Osisko Gold Royalties could directly re-increase its ownership interest from 44.1% to 52.5% and therefore re-gain the right to nominate 50%+1 of the board members of Osisko Development. In addition, the nomination rights of Osisko Gold Royalties were amended to a maximum of 33⅓% of the directors (an ownership interest between 19.9% and 50% provides for 2 board nominees under the Amendment).

Following the Amendment, and considering both Osisko Gold Royalties’ reduced ownership of 44.1% in Osisko Development and Osisko Gold Royalties’ lack of any additional substantive voting rights that could have provided it with controlling power, management concluded that Osisko Gold Royalties had lost its control over Osisko Development as of September 30, 2022.

B)	Exposure, or rights, to variable returns from its involvement with the investee

The value of the common shares held by Osisko Gold Royalties in Osisko Development is based on the performance of Osisko Development. At the end of June 30, 2022 and September 30, 2022, the investment of Osisko Gold Royalties in Osisko Development was respectively valued at $206.3 million and $207.0 million, and represented approximately 9% and 8% of the market capitalization of Osisko Gold Royalties, respectively. Osisko Gold Royalties is therefore exposed and has rights to variable returns from its involvement in Osisko Development in the form of changes in fair market value of its investment in Osisko Development, and potentially through dividends that could be declared in the future by Osisko Development.

C)	The ability to use its power over the investee to affect the amount of the investor’s returns

Day-to-day decisions of Osisko Development are made by its management. However, significant, material and critical decisions over relevant activities including operating, capital, financing and budgetary decisions, as well as the appointment, remuneration and termination of service providers and key management, are exclusively the responsibility of the board of directors of Osisko Development. Osisko Gold Royalties can only influence (or control) Osisko Development’s board of directors through its voting and nomination rights, while recognizing that the directors have fiduciary duties towards Osisko Development and not Osisko Gold Royalties as the nominating party.

As of June 30, 2022, Osisko Gold Royalties still had the right to nominate 50% of the members of the board of directors of Osisko Development and held participation and catch-up rights allowing Osisko Gold Royalties to re-gain its right to nominate 50%+1 of the directors of Osisko Development at any time, and therefore had the ability to use its power over Osisko Development to control material and critical decisions over the activities of Osisko Development.

However, on September 30, 2022, following the Amendment, Osisko Gold Royalties relinquished its participation and catch-up rights and had the ability to nominate only a maximum of 33⅓% of the directors on the board of Osisko Development. As a result, Osisko Gold Royalties lost its ability to use its power over Osisko Development to control material and critical decisions over the activities of Osisko Development to affect the amount of the investor’s returns.

Based on the assessments conducted in the second and third quarters of 2022 summarized above, which considered the ownership of Osisko Gold Royalties held in Osisko Development and the changes in the Investment Agreement (more specifically the termination of the participation and catch-up rights), management concluded that Osisko Gold Royalties lost control over Osisko Development on September 30, 2022 and, therefore, deconsolidated Osisko Development from that date.

Following the deconsolidation of Osisko Development on September 30, 2022, management determined that, given Osisko Gold Royalties still held over 20% of the voting shares of Osisko Development and up to 33⅓% of the nomination rights on the board of directors of Osisko Development, Osisko Gold Royalties retained significant influence over Osisko Development and has since accounted for its investment using the equity method as prescribed in IAS 28, Investments in Associates and Joint Ventures.

If you have any questions regarding our responses, please do not hesitate to contact the undersigned at (514) 940-0670.

Sincerely,

Osisko Gold Royalties Ltd

/s/ Frédéric Ruel
Frédéric Ruel
Chief Financial Officer and Vice President, Finance

Cc:	Paul, Weiss, Rifkind, Wharton & Garrison LLP
PricewaterhouseCoopers LLP